2010 ANNUAL GENERAL AND SPECIAL MEETING

2010 Annual General and Special Meeting Materials Attached:

Notice of Meeting

Information Circular

Proxy

Supplemental Mailing List Return Card

The 2010 Annual General and Special Meeting of the Shareholders of

CanAlaska Uranium Ltd.

is being held at

1020 - 625 Howe Street,

Vancouver, British Columbia, V6C 2T6, Canada

on Thursday, September 23, 2010 at 10:00 a.m. pacific time

CanAlaska Uranium Ltd.

1020 -625 Howe Street

Vancouver, British Columbia, V6C 2T6, Canada

Telephone: (604) 688-3211 and Facsimile: (604) 688-3217

CANALASKA URANIUM LTD.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting (the "Meeting") of the Shareholders of CanAlaska Uranium Ltd. (the "Company") will be held at suite 1020 - 625 Howe Street, Vancouver, British Columbia, V6C 2T6, Canada, on Thursday, September 23rd, 2010 at 10:00 a.m. (pacific time) for the following purposes:

1.

to receive the consolidated financial statements of the Company, for the fiscal year ended April 30, 2010, and the auditors' report thereon;

2.

to appoint Deloitte & Touche LLP, Chartered Accountants, as auditors for the ensuing year;

3.

to set the number of directors at six (6);

4.

to elect directors for the ensuing year;

5.

to approve, by special resolution of the shareholders, the consolidation of the issued and outstanding common shares of the Company on the basis of one new common share for ten old common shares, as more particularly described in the accompanying Information Circular;

6.

to approve, by ordinary resolution of the disinterested shareholders, the re-pricing of all unexercised outstanding stock options previously granted to insiders and others of the Company, as more particularly described in the accompanying Information Circular;

7.

to consider, and if thought fit, approve a new Share Option Plan for the Company, as more particularly described in the accompanying Information Circular;

8.

to approve and ratify the actions, deeds, and conduct of the directors on behalf of the Company since the date of the last Annual General Meeting; and

9.

to transact any other business which may properly come before the Meeting.

The Information Circular and a form of Proxy accompany this Notice.  The Information Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice.

It is important that your shares be represented at this Meeting to ensure a quorum.  If you cannot be present to vote in person, please ensure that your proxy or, if a corporation, your representative, is appointed and present to vote on your behalf at the Meeting.  Instructions regarding the appointment of a proxy or representative are contained in the Information Circular.

DATED at Vancouver, British Columbia this 16th day of August, 2010.

BY ORDER OF THE BOARD OF DIRECTORS

"Peter Dasler"

President & CEO

CANALASKA URANIUM LTD.

1020 - 625 Howe Street

Vancouver, British Columbia, Canada, V6C 2T6

Telephone No.:  604-688-3211 Fax No.: 604-688-3217

INFORMATION CIRCULAR

(as at August 16, 2010, unless indicated otherwise)

SOLICITATION OF PROXIES

This information circular ("Information Circular") is provided in connection with the solicitation of proxies by the management of CANALASKA URANIUM LTD. (the "Company") for use at the Annual General and Special Meeting of the shareholders of the Company (the "Meeting") to be held on Thursday, September 23rd, 2010, at the Company's Executive Office located at 1020 - 625 Howe Street, Vancouver, British Columbia, Canada, at 10:00 a.m. (pacific time) and at any adjournments thereof for the purpose set forth in the enclosed Notice of Annual General and Special Meeting ("Notice of Meeting").

The solicitation of proxies is intended to be primarily by mail but may also be made by telephone, telegraph or other electronic means of communication or in person by the directors and officers of the Company.  The cost of such solicitation will be borne by the Company.

PROXY INSTRUCTIONS

APPOINTMENT OF PROXYHOLDER

The individuals named in the accompanying form of proxy are directors and/or officers of the Company.  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.  Such a shareholder should notify the nominee of his or her appointment, obtain his or her consent to act as proxy and instruct him or her on how the shareholder's shares are to be voted.  In any case, the form of proxy should be dated and executed by the shareholder or his/her attorney authorized in writing, or if the shareholder is a company, under its corporate seal, or by an officer or attorney thereof duly authorized.

A proxy will not be valid for the Meeting or any adjournment thereof unless the completed, signed and dated form of proxy is delivered to the office of the registrar and transfer agent of the Company, CIBC Mellon Trust Company, at 1600 - 1066 West Hastings Street, P.O. Box 1900, Vancouver, British Columbia, V6C 3K9, Canada, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the commencement of the Meeting.

REVOCATION OF PROXIES

A proxy may be revoked at any time prior to the exercise thereof.  If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person.  In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it, any time before it is exercised, by instrument in writing executed by the shareholder or by his or her attorney authorized in writing and deposited with CIBC Mellon Trust Company, 1600 - 1066 West Hastings Street, P.O. Box 1900, Vancouver, British Columbia, Canada, V6C 3K9, at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting.  Where a proxy has been revoked, the shareholder may personally attend at the Meeting and vote his or her shares as if no proxy had been given.

VOTING OF PROXIES

The persons named in the enclosed form of proxy have indicated their willingness to represent, as proxyholders, the shareholders who appoint them.  Each shareholder may instruct his or her proxyholder how to vote his or her shares by completing the blanks in the form of proxy.

Shares represented by properly executed proxy forms in favour of the persons designated on the enclosed proxy form will be voted or withheld from voting on any poll in accordance with instructions made on the proxy forms, and, if a shareholder specifies a choice as to any matters to be acted on, such shareholder's shares shall be voted accordingly.  In the absence of such instructions, the management designees, if named as proxy, will vote in favour of all matters set out thereon.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments and variations to matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting.  At the time of printing this Information Circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

VOTING BY NON-REGISTERED SHAREHOLDERS

The information in this section is important to many shareholders as a substantial number of shareholders do not hold their shares in their own name.

Shareholders who hold shares through their brokers, intermediaries, trustees or other nominees (such shareholders being collectively called "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the share register of the Company may be recognized and acted upon at the Meeting.  If shares are shown on an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases the name of such Beneficial Shareholder will not appear on the share register of the Company.  Such shares will most likely be registered in the name of the broker or an agent of the broker.  In Canada, the vast majority of such shares will be registered in the name of "CDS & Co.", the registration name of The Canadian Depository for Securities Limited, which acts as a nominee for many brokerage firms.  Such shares can only be voted by brokers, agents, or nominees and can only be voted by them in accordance with instructions received from Beneficial Shareholders.  As a result, Beneficial Shareholders should carefully review the voting instructions provided by their broker, agent or nominee with this Information Circular and ensure that they direct the voting of their shares in accordance with those instructions.

Applicable regulatory policies require brokers and intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings.  Each broker or intermediary has its own mailing procedures and provides its own return instructions to clients.  The purpose of the form of proxy or voting instruction form provided to a Beneficial Shareholder by such shareholder's broker, agent, or nominee is limited to instructing the registered holder of the relevant shares on how to vote such shares on behalf of the Beneficial Shareholder.  Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge").  Broadridge typically supplies a voting instruction form, mails those forms to Beneficial Shareholders and asks those Beneficial Shareholders to return the forms to Broadridge or follow specific telephone or other voting procedures.  Broadridge then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of shares at the Meeting.  A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use that form to vote shares directly at the Meeting.  Instead, the voting instruction form must be returned to Broadridge or the alternate voting procedures must be completed well in advance of the Meeting in order to ensure that such shares are voted.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, and except for the fact that certain directors and officers of the Company may have been granted stock options, management of the Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or officer of the Company, any proposed nominee for election to the board of directors, or associate or affiliate of any such person, in any matter to be acted upon at the Meeting other than the election of directors or the reappointment of an auditor.

RECORD DATE

The Company has set the close of business on August 5th, 2010 as the record date (the "Record Date") for the Meeting.  The common shareholders of record, as at the Record Date, are entitled to receive notice of and to vote at the Meeting subject to the provisions described above.

VOTING RIGHTS AND PRINCIPAL HOLDERS OF SHARES

The holders of the Company's common shares of record at the Record Date are entitled to vote such shares at the Meeting on the basis of one vote for each common share held.  The Company is authorized to issue unlimited common shares without par value (referred to herein as the "common shares" or the "shares") of which 171,916,213 shares are issued and outstanding as of the Record Date.

To the knowledge of the directors and executive officers of the Company, and based on the Company's review of the records maintained by CIBC Mellon Trust Company and of the insider reports filed on the System for Electronic Disclosure by Insiders (SEDI) as at August 5, 2010, the following shareholders beneficially own, or control or direct, directly or indirectly, voting shares carrying 10% or more of the voting rights attached to all outstanding shares of the Company:

Shareholder Name and Address	Number of Shares Held	Percentage of Issued Shares
CDS & Company (1) 25th Esplanade, Box 1038, Stn. A, Toronto, Ontario M5E 1W5	144,752,818	84.19%
Ravensden Asset Management Inc. (2) One Adelaide Street East, 29th Floor, Toronto, Ontario M5C 2V9	16,085,529 / 22,878,293 (3)	9.36% / 12.8% (3)

Notes:

(1)  CDS & Co. is a depository of securities.  The information as to the beneficial ownership of the shares registered in the name of CDS &

Co. is not within the knowledge of the Company and the number of shares registered to each was extracted from the Central Securities   Register maintained by CIBC Mellon Trust Company.

(2) 16,085,529 common shares and 6,792,764 warrants are held on behalf of the portfolios of investment funds and private client's accounts managed by Ravensden Asset Management.  This information has been extracted from the early warning report dated December 31, 2009  filed by Ravensden pursuant to National Instrument 62-103.

(3)   Calculated on a partially diluted basis only, assuming the exercise of the warrants.

ELECTION OF DIRECTORS

The Board of Directors presently consists of six directors and it is intended to determine the number of directors at six and to elect six directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting.  The persons named below will be presented for election at the Meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees.  Management does not contemplate that any of these nominees will be unable to serve as a director.  Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Business Corporations Act (British Columbia).

The following table sets out the names of the nominees for election as directors, the province or state and the country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a director of the Company, and the number of common shares of the Company or any of its subsidiaries beneficially owned by each, or controlled or directed, directly or indirectly, as at the date hereof.

Name, Province/State and Country of Residence and Position	Principal Occupation	Director of the Company Since	Shares Beneficially Owned(1)
Peter Dasler Tsawwassen, BC, Canada President, CEO & Director	President, CEO and Director of the Company (2004-present), Vice President Business Development of Pacific Northwest Capital Corp. (2003-2007).	September 20 2006	1,351,125(6)
Emil Fung West Vancouver, BC Canada VP Corporate Development & Director	Vice President of Corporate Development and Director of the Company (2007-present); Consultant and employee of the Company (2005-2007).	June 28 2007	208,643
Hubert Marleau(2)(3)(4)(5) Montreal, QC, Canada Director	Independent Director of the Company (1996-present); founder and Chairman of Palos Capital Corp. (1998-present); and Director of several other companies.	April 17 1996	nil
Jean Luc Roy (2)(3)(5) Burkina Faso, Africa Director	Independent Director of the Company (2007-present); Past President and CEO of El Nino Ventures Inc. Mr. Roy is presently a resident of Burkina Faso where is COO of Ampella Mining Ltd an Australian listed company focused on gold exploration in West Africa with their flagship property Batie West.	October 31 2007	57,000
Amb. Thomas Graham Jr.(2)(3)(4)(5) Bethesda, MD Director	Independent Director of the Company (2007-present); appointed as a member of the International Advisory Board for the nuclear program of the United Arab Emirates in 2010; Chairman of the Board of Mexco Energy Corporation (July 1997-present); Executive Chairman of Lightbridge Corporation (formerly Thorium Power, Ltd.)(2006-present).	March 30 2007	200,000
Victor Fern(4)(5) Fond du Lac, SK, Canada Director

Independent Director of the Company (2007-present); road maintenance supervisor for Athabasca Development Corporation (2009-present);  mill training foreman and a mill process operator for Cameco Corporation; past Chief of the Fond Du Lac Denesuline First Nation (/2005-2007).

		March 25 2008	nil

Notes:

(1)

This information has been furnished by the respective Directors.

(2)

Denotes member of the Audit Committee.

(3)

Denotes member of the Compensation Committee.

(4)

Denotes member of the Corporate Governance Committee.

(5)

Denotes independent Director of the Company.

(6)

Of the 1,351,125 shares beneficially owned by Peter Dasler, 915,325 are held directly and 435,800 are held by Bay Geological Inc. a private company wholly-owned by Mr. Dasler.

None of the proposed nominees for election as a director of the Company:

(a)

is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(i)

was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, which order was in effect for a period of more than 30 consecutive days (an "Order") that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer,

(b)

is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

EXECUTIVE COMPENSATION

In this Information Circular:

Chief Executive Officer ("CEO") means an individual who acted as chief executive officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

Chief Financial Officer ("CFO") means an individual who acted as chief financial officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

Named Executive Officer ("NEO") means each of the following individuals:

(a)

a CEO;

(b)

a CFO;

(c)

each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6 - Statement of Executive Compensation, for that financial year; and

(d)

each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year;

"option-based award" means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features;

"repricing" means, in relation to an option, adjusting or amending the exercise or base price of the option, but excludes any adjustment or amendment that equally affects all holders of the class of securities underlying the option and occurs through the operation of a formula or mechanism in, or applicable to, the option;

Named Executive Officers

During the financial year ended April 30, 2010, the Company had the following NEOs: Peter Dasler, President and CEO; Ram Ramachandran, CFO; Damian Towns, former CFO; Joseph Bowes, former CFO; Emil Fung, Vice President, Corporate Development; and Karl Schimann, Vice President, Exploration.

Compensation Discussion & Analysis

Compensation of the NEOs of the Company is set by the Company's board of directors (the "Board") as recommended by the Company's compensation committee (the "Compensation Committee").  The Compensation Committee reviews, at least on an annual basis, the cash compensation, performance and overall compensation package for each NEO.  The Compensation Committee then presents its findings and any recommendations to the Board for consideration and, if acceptable to the Board, approval.  The Compensation Committee recognizes the need to provide a total compensation package that will attract and retain qualified and experienced executives as well as align the compensation level of each of the NEOs.

The Company's executive compensation practices are intended to provide both current and long term rewards to its NEOs that are competitive within the compensation practices of the industry and consistent with their individual performance and contribution to the Company's objectives.  Compensation components include base salary, bonus and long term incentives in the form of stock options.

In determining the appropriate base salary of an executive officer, the Compensation Committee considers the responsibilities of the individual, comparable salaries in the industry, the experience level of the individual and overall performance.  Once the base salary has been established it will be reviewed by the Compensation Committee on an annual basis. For further details see "Termination and Change of Control Provisions" of this Information Circular.

The Company's executive officers are also eligible for annual bonuses.  Bonuses are generally based on overall success in obtaining the financial goals and exploration objectives of the Company during the calendar year and largely upon the Company's cash position.

Option Based Awards

The Company maintains a stock option plan to provide additional long-term incentives to the Company's executive officers, as well as its directors, employees and consultants.  The Compensation Committee reviews the level of incentive options periodically and makes any new issuance recommendations to the Board for approval.  Previous grants of option-based awards are taken into account when considering new grants.

Summary Compensation Table

The following table sets out compensation of the NEOs of the Company for the three most recently completed financial years of the Company:

Name and principal position	Year	Salary ($)	Option-based awards ($)(6)	Non-equity incentive plan compensation ($)		All other compensation ($)	Total compensation ($)
				Annual incentive plans	Long-term incentive plans
Peter Dasler President, CEO and Director	2010 2009 2008	181,920 173,250 165,000	108,133 60,661 Nil	50,853 Nil Nil	Nil Nil Nil	Nil Nil 7,500	340,906 233,911 172,500
Gordon Steblin Former CFO(1)	2009 2008	57,842 35,200	Nil Nil	Nil Nil	Nil Nil	24,000 3,500	81,842 38,700
Damian Towns Former CFO(2)	2010 2009	38,500 25,000	11,390 78,374	Nil Nil	Nil Nil	Nil Nil	49,890 103,374
Joseph Bowes Former CFO(3)	2010	135,447	114,269	1,000	Nil	Nil	250,716
Ram Ramachandran CFO(4)	2010	6,667	Nil	Nil	Nil	Nil	6,667
Emil Fung Vice President Corporate Development	2010 2009 2008	181,920 173,250 165,000	53,308 60,661 Nil	48,300 Nil Nil	Nil Nil Nil	Nil Nil 37,500	283,528 233,911 202,500
Karl Schimann(5) Vice President Exploration	2010 2009 2008	179,960 174,850 165,000	35,250 60,661 Nil	57,500 Nil Nil	Nil Nil Nil	Nil Nil 29,136	272,710 235,511 194,136

Notes:

(1)

Mr. Steblin was CFO from October 1, 2002 to December 31, 2008.  Mr. Steblin's compensation was paid as a management fee to his management company.

(2)

Mr. Towns was appointed CFO from December 10, 2008 to October 19, 2009 and the above compensation is from that period.

(3)

Mr. Bowes was acting CFO for the period October 19, 2009 to March 31, 2010.  Mr. Bowes compensation was paid as a management fee to consulting company in which he holds a beneficial interest.

(4)

Mr. Ramachandran was appointed CFO on April 1, 2010.  Mr. Ramachandran's compensation was paid as a management fee to a consulting company in which he holds a beneficial interest.

(5)

Mr. Schimann's compensation is paid as consulting fees to a consulting company in which he holds a beneficial interest.

(6)

In determining the fair value of the options granted, the Company followed the principles established under Canadian Generally Accepted Accounting Principles, which requires the determination of the fair value of options granted using the black scholes methodology.  The black-scholes methodology requires making estimates of the risk free rate, expected life of the options, expected volatility and expected dividends.  The Company used the following assumptions in determining the fair value of the options:

Risk-free rate:               1.10% to 1.81%

Expected Life               1.5 to 3.1 years

Expected volatility       80% to 102%

Expected dividends      0%

Narrative discussion

The Company has entered into employment agreements with its key management for details of these agreements refer to "Termination and Change of Control Benefits" of this Information Circular.

Incentive Plan Awards

The following table sets forth details of all awards outstanding for the NEOs at the end of the most recently completed financial year, including awards granted to the NEOs in prior years.

	Outstanding Share-Based Awards and Option-Based Awards
	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Peter Dasler President, CEO and Director	470,000 440,000 100,000 100,000 605,000 810,000 350,000 900,000 225,000	0.45 0.50 0.74 0.62 0.40 0.12 0.19 0.17 0.15	Oct 14/10 Nov 16/11 Mar 30/12 Jun 28/12 Dec 20/12 Jan 25/12 Apr 30/14 Dec 3/14 Apr 30/13	24,300	N/A	N/A
	4,000,000
Emil Fung Vice President Corporate Development	175,000 200,000 440,000 100,000 200,000 1,500,000 810,000 350,000 150,000 150,000	0.45 0.42 0.50 0.74 0.62 0.40 0.12 0.19 0.19 0.15	Oct 14/10 Feb 14/11 Nov 16/11 Mar 30/12 Jun 28/12 Dec 20/12 Jan 25/14 Apr 30/14 Apr 30/14 Apr 30/13	24,300	N/A	N/A
	4,075,000
Karl Schimann Vice President Exploration	800,000 440,000 100,000 100,000 1,195,000 810,000 350,000 65,000	0.45 0.50 0.74 0.62 0.40 0.12 0.19 0.15	Oct 14/10 Nov 16/11 Mar 30/12 Jun 28/12 Dec 20/12 Jan 25/14 Apr 30/14 Apr 30/13	24,300	N/A	N/A
	3,860,000

Note:

(1)

The value of the unexercised in-the-money options was calculated based on the difference between the market value of $0.15 per share and the exercise price of $0.12 by the number of share options.  The market value of $0.15 per share is determined by using the closing price of the Company's shares on April 30, 2010.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed financial year by each NEO:

Value Vested or Earned for Incentive Plan Awards during the Most Recently Completed Financial Year

Name	Option-based awards - Value vested during the year ($)(1)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Peter Dasler CEO	$12,150	Nil	Nil
Damian Towns CFO	$6,075	Nil	Nil
Emil Fung VP	$12,150	Nil	Nil
Karl Schimann VP	$12.150	Nil	Nil

Note:

(1)

The value of the option-based awards - vested during the year is calculated by using the number of fully vested options at the financial year end and multiplying that number of options by the difference between the market price and the exercise price of the option.  The market value of $0.15 per share is the closing price of the Company's shares at April 30, 2010.

Narrative Discussion

On July 15, 2010 the Board adopted, subject to approval by the TSX Venture Exchange ("TSX Venture") and the shareholders of the Company, a new share option plan (the "New Plan").  The New Plan was conditionally approved by the TSX Venture Exchange on July 21, 2010 and the Company is seeking shareholder approval of the New Plan at the Meeting.  For a summary of the principal features of the New Plan see "Particulars of Matters to be Acted Upon - Approval of New Share Option Plan".  A copy of the New Plan is available by contacting the Company and will be available at the Meeting.  The New Plan requires approval by the shareholders of the Company before it may be implemented by the Company.

The Company has in place an existing Stock Option Plan (the "Existing Plan") which was initially approved by the shareholders on September 5, 1995, and was amended, with shareholder approval, on September 23, 2008.  See "Existing Stock Option Plan" below for particulars of the Existing Plan.

The Board, upon recommendation of the Compensation Committee, may allocate non-transferable options to purchase common shares of the Company to directors and officers under the Existing Plan.  The managing directors allocate incentive options to employees and consultants of the Company under the Existing Plan.  The aggregate number of shares to be issued upon exercise of all options granted under the Plan and the aggregate number of shares issued to an individual upon exercise of options granted under the Plan shall not exceed the maximum number of shares permitted to be issued under the rules of any stock exchange on which the common shares of the Company are then listed, or other regulatory body having jurisdiction.

The Existing Plan provides that the maximum aggregate number of common shares of the Company that may be reserved for issuance of options under the Existing Plan shall not exceed 27,500,000 common shares.  As of the April 30, 2010, shares issuable under the Existing Plan have been issued, reserved for issuance, or available for issue as follows:

Shares issued upon exercise of incentive stock options	-	227,500
Shares reserved for issuance pursuant to unexercised incentive stock option Unallocated shares available for future grants of incentive stock options	- -	20,942,500 6,330,000

TOTAL		27,500,000

Management believes that incentive plan awards are an effective means of rewarding corporate and individual performance and that they are a necessary component of compensation packages that are currently an industry standard.

Termination and Change of Control Provisions

Dasler Employment Agreement

Effective March 3, 2008, the Company entered into an employment agreement with Peter Dasler (the "Dasler Employment Agreement") with respect to Mr. Dasler's position as the President, CEO and a director of the Company, pursuant to which Mr. Dasler was paid a fee of $165,000 per annum.  The fee is subject to annual review by the Compensation Committee and may be increased at the recommendation of the Compensation Committee to the Board, subject to Board approval.  Any increase to the fee shall not be less than the greater of (a) the annual percentage rate of inflation; or (b) five percent (5%).  The fee was increased to $181,920 on May 1, 2009.  Mr. Dasler is entitled to participate in any incentive bonus plans and is entitled to receive incentive stock options as recommended by the Compensation Committee and approved by the Board.  A management bonus of $50,853 was paid to Mr. Dasler during the Company's financial year ended April 30, 2010.  The initial term of the Dasler Employment Agreement is for a five year period terminating on March 2, 2013.  The Dasler Employment Agreement may be terminated by Mr. Dasler or by the Company at any time by providing 90 days written notice.

In the event that a change of control of the Company occurs during the term of the Dasler Employment Agreement and if the employment of Mr. Dasler is terminated without cause, or adversely modified, as a result of such change of control, the Company and Mr. Dasler have agreed to terms and conditions that will govern such termination or modification of Mr. Dasler's employment in such circumstances.  In the event of a change of control that results in a material change to the Dasler Employment Agreement, a contingency agreement will be triggered which provides for compensation for loss of employment in an amount equal to the lesser of (a) three times the Mr. Dasler's annual compensation under the Dasler Employment Agreement (up to a maximum of $545,760); or (b) a lump sum payment equal to the compensation that Mr. Dasler would have received or earned if he had continued working until his retirement.

Fung Employment Agreement

Effective March 3, 2008, the Company entered into an employment agreement with Emil Fung (the "Fung Employment Agreement") with respect to Mr. Fung's position as the Vice President of Corporate Development and a director of the Company, pursuant to which Mr. Fung as paid a fee of $165,000 per annum.  The fee is subject to annual review by the Compensation Committee and may be increased at the recommendation of the Compensation Committee to the Board, subject to Board approval.  Any increase to the fee shall not be less than the greater of (a) the annual percentage rate of inflation; or (b) five percent (5%).  The fee was increased to $181,920 on May 1, 2009.  Mr. Fung is entitled to participate in any incentive bonus plans and is entitled to receive incentive stock options as recommended by the Compensation Committee and approved by the Board.  A management bonus of $48,300 was paid to Mr. Fung during the Company's financial year ended April 30, 2010.  The Fung Employment Agreement may be terminated by Mr. Fung or by the Company at any time by providing 90 days written notice.

In the event that a change of control of the Company occurs during the term of the Fung Employment Agreement and if the employment of Mr. Fung is terminated without cause, or adversely modified, as a result of such change of control, the Company and Mr. Fung have agreed to terms and conditions that will govern such termination or modification of Mr. Fung's employment in such circumstances.  In the event of a change of control that results in a material change to the Fung Employment Agreement, a contingency agreement will be triggered which provides for compensation for loss of employment in an amount equal to the lesser of (a) three times the Mr. Fung's annual compensation under the Fung Employment Agreement (up to a maximum of $545,760); or (b) a lump sum payment equal to the compensation that Mr. Fung would have received or earned if he had continued working until his retirement.

Schimann Consulting Agreement

Effective March 3, 2008, the Company entered into a consulting agreement with Schimann Consulting Inc. (the "Schimann Consulting Agreement") a Company in which Mr. Karl Schimann, Vice President of Exploration, holds a beneficial interest.  The Schimann Consulting Agreement is for a five year term ending March 2, 2013.  Pursuant to the Schimann Consulting Agreement, the Company was paid a fee of $650 per day for consulting services provided to the Company by Mr. Schimann.  The daily rate was increased to $700 on May 1, 2009.  The fee is subject to an annual review by the Compensation Committee and Mr. Schimann is entitled to receive incentive stock options or bonuses authorized by the Compensation Committee and approved by the Board.  A management bonus of $57,500 was paid to Mr. Schimann during the financial year ended April 30, 2010.  The Schimann Consulting Agreement may be terminated by Schimann Consulting Inc. or the Company by providing 90 days written notice.

In the event that a change of control of the Company occurs during the term of the Schimann Consulting Agreement and if the Schimann Consulting Agreement is terminated without cause, or adversely modified, as a result of such change of control, the Company and Schimann Consulting Inc. have agreed to terms and conditions that will govern such termination or modification of the Schimann Consulting Agreement in such circumstances.  In the event of a change of control that results in a material change to the Schimann Consulting Agreement, a contingency agreement will be triggered which provides for compensation for loss of consulting income in an amount equal to the lesser of (a) three times the consulting fees paid annually under the Schimann Consulting Agreement (up to a maximum of $539,880); or (b) a lump sum payment equal to the consulting fees that Mr. Schimann would have received or earned if he had continued providing consulting services to the Company until his retirement.

Director Compensation Table

The following table sets forth the details of compensation provided to the directors other than the NEOs (the "Other Directors") during the Company's most recently completed financial year:

Director Compensation Table

Name	Fees Earned ($)	Share-based Awards ($)	Option-based Awards(1) ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Hubert Marleau	8,000.00	Nil	6,834	Nil	Nil	14,834
Amb. Thomas Graham Jr.	25,290.00(2)	Nil	6,834	Nil	Nil	32,124
Jean Luc Roy	19,000.00	Nil	6,834	Nil	Nil	25,434
Victor Fern	7,500.00	Nil	6,834	Nil	Nil	14,334

Notes:

(1)

In determining the fair value of the options granted, the Company followed the principles established under Canadian Generally Accepted Accounting Principles, which requires the determination of the fair value of options granted using the black scholes methodology.  The black-scholes methodology requires making estimates of the risk free rate, expected life of the options, expected volatility and expected dividends.  The Company used the following assumptions in determining the fair value of the options:

Risk-free rate:               1.10% to 1.81%

Expected Life               1.5 to 3.1 years

Expected volatility       80% to 102%

Expected dividends      0%

(2)

Fees earned were US$25,000; this amount has been exchanged into Canadian dollars at the year end exchange rate of 1.0116 as of April 30, 2010.

Narrative Discussion

The Other Directors are paid $500 per month and $500 for attending a board meeting in person or by teleconference.  The Other Directors are also paid $500 for each committee meeting that they attend either in person or by teleconference.  Amb. Thomas Graham Jr. is paid an all inclusive annual director's fee of US $25,000 converted to Canadian dollars ($25,290) using the exchange rate of 1.0116 as at April 30, 2010.  Jean Luc Roy received a $10,000 bonus for the additional time he committed to assist with the reformatting and the content of the Company's financial statements along with the disclosure in the Company's management discussion and analysis and his participation with the process of selecting new auditors and the Chief Financial Officer for the Company.

The Other Directors are also compensated through the grant of incentive stock options.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth details of all awards outstanding for the Other Directors at the end of the most recently completed financial year, including awards granted to the Other Directors in prior years.

Outstanding Share-Based Awards and Option-Based Awards

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Hubert Marleau	12,500 37,500 10,000 440,000 150,000 75,000	0.45 0.50 0.62 0.40 0.12 0.19	Oct 14/10 Nov 16/11 Jun 28/12 Dec 20/12 Jan 25/14 Apr 30/14	- - - - 4,500.00 -	Nil	Nil
725,000
Amb.Thomas Graham Jr	500,000 150,000 75,000	0.74 0.12 0.19	Mar 30/12 Jan 25/14 Apr 30/14	- 4,500.00 -	Nil	Nil
725,000
Jean Luc Roy	100,000 400,000 150,000 75,000	0.45 0.40 0.12 0.19	Oct 31/12 Dec 20/12 Jan 25/14 Apr 30/14	- - 4,500.00 -	Nil	Nil
725,000
Victor Fern	500,000 150,000 75,000	0.40 0.12 0.19	Mar 24/13 Jan 25/14 Apr 30/14	- 4,500.00 -	Nil	Nil
725,000

Notes:

(1)

Disclose the aggregate dollar amount of in-the-money unexercised options held at the end of the year. Calculate this amount based on the difference between the market value of the securities underlying the instruments at the end of the year, and the exercise or base price of the option.  The Company's common shares closed at $0.15 per share on April 30, 2010.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned by the Other Directors for option-based awards and share-based awards for the most recently completed financial year.

Value Vested or Earned for Incentive Plan Awards during the Most Recently Completed Financial Year

Name	Option-based awards - Value vested during the year ($)(1)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Hubert Marleau	$2,250.00	Nil	Nil
Amb Thomas Graham Jr.	$2,250.00	Nil	Nil
Jean Luc Roy	$2,250.00	Nil	Nil
Victor Fern	$2,250.00	Nil	Nil

Note:

(1)

The value of the option-based awards - vested during the year is calculated by using the number of fully vested options at the financial year end and multiplying that number of options by the difference between the market price and the exercise price of the option.  The market value of $0.15 per share is the closing price of the Company's shares at April 30, 2010.   The exercise price of the option is $0.12 per share.

Pension Plan Benefits

The Company does not have any pension benefits or arrangements in place for the NEOs or the Other Directors.

Directors and Officers Insurance

The Company subscribes to a Directors and Officers Liability Insurance to a limit of $5,000,000 per claim.  The policy insures the Company against any wrongful act committed by its Directors and Officers, including any actual or alleged breach of duty, neglect, error, omission, misstatement, misrepresentation, or act done or attempted by the Directors and Officers of the Company in their capacity to act for the Company.  In addition, the Company has further indemnified its Directors and Officers, to the fullest extent of the law, by entering into personal indemnity agreements with all of the Company's Directors and Officers.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

As of the financial year ended April 30, 2010, the Company's existing Stock Option Plan (the "Existing Plan") was the only equity compensation plan under which securities were authorized for issuance.  The following table sets forth information with respect to the Existing Plan as at the year ended April 30, 2010.

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a))
Stock Option plan approved by securityholders	20,942,500	0.32	6,330,000
Equity compensation plans not approved by the securityholders	-	-	-
Total	20,942,500		6,330,000

Existing Stock Option Plan

The Company has in place the Existing Plan for the benefit of directors, officers, employees, management employees and consultants of the Company and of its subsidiaries.  The Existing Plan was initially approved by the shareholders on September 5, 1995, and was amended, with shareholder approval, on September 23, 2008.  The Existing Plan provides that the directors of the Company may grant options to purchase common shares on terms that the directors may determine, within the limitations of the Existing Plan.  The maximum aggregate number of common shares that may be reserved for issuance under the Existing Plan and all other share compensation arrangements of the Company is 27,500,000 common shares.  The exercise price of an option issued under the Existing Plan is determined by the directors, but may not be less than the closing market price of the Company's shares on the day preceding the date of granting of the option.  No option may be granted for a term longer than 10 years.  An option may expire on such earlier date or dates as may be fixed by the Board, subject to earlier termination in the event the optionee ceases to be eligible under the Existing Plan by reason of death, retirement or otherwise.

The Company proposes to adopt a new share option plan (the "New Plan"). See "Particulars of Matters to be Acted Upon - Adoption of New Share Option Plan" for particulars of the proposed New Plan.

INDEBTEDNESS OF DIRECTORS AND EXECUIVE OFFICERS

No director, executive officer, employee or former director, executive officer or employee or any of their respective associates or affiliates or any proposed nominee for election as a director of the Company is or has been at any time since the beginning of the last completed financial year, indebted to the Company or any of its subsidiaries nor has any such person been indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding, provided by the Company or any of its subsidiaries.

CORPORATE GOVERNANCE

National Policy 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") adopted by the Canadian securities regulatory authorities requires that, if management of any issuer solicits proxies from its security holders for the purpose of electing directors, specified disclosure of its corporate governance practices must be included in its management information circular.  The Company's Corporate Governance Policy is attached to this Information Circular as APPENDIX I.  The Corporate Governance Policy is available on the Company's website at www.canalaska.com, on SEDAR at www.sedar.com and on EDGAR at www.edgar.com .  A copy of the policy may also be obtained by contacting the Company, see "Additional Information".

Board of Directors

Independence

Section 1.4 of National Instrument 52-110 - Audit Committees ("NI 52-110") sets out the standard for director independence.  Under NI 52-110, a director is independent if he or she has no direct or indirect material relationship with the Company.  A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director's independent judgment.  NI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship to the Company.

Applying the definition set out in section 1.4 of NI 52-110, four of the six members of the Board are independent.  The members who are independent are Hubert Marleau, Jean Luc Roy, Amb. Thomas Graham Jr. and Victor Fern.  Peter Dasler is not independent by virtue of the fact that he is an executive officer of the Company (President and CEO).  Emil Fung is not independent by virtue of the fact that he is an executive officer of the Company (VP Corporate Development).

In order to facilitate its exercise of independent judgment in carrying out the responsibilities of the Board, the Board ensures that its independent Directors are in attendance at all Board meetings.

Board Mandate

The Corporate Governance Committee has the responsibility to adopt and manage a written mandate which outlines and acknowledges the responsibly of its members.  The mandate discusses establishing a culture of integrity throughout the organization, strategic planning, succession planning, the handling of conflicts of interest and disclosure policies.  A copy of the board mandate can be found on the Company's website at www.canalaska.com .

Orientation and Continuing Education

The Company has not adopted a formalized process of orientation for new Board members.  Orientation of new directors is conducted on an ad hoc basis.  The Board is notified of any material changes in reporting or regulations that may have an impact on their duties via e-mail from the CEO or Corporate Secretary.

Directors are kept informed as to matters impacting, or which may impact, the Company's operations through reports and presentations at the Board meetings.  Directors are also provided the opportunity to meet with senior management and other employees, advisors and directors, who can answer any questions that may arise

Code of Ethics

The Company has adopted a Code of Ethics ("Code") which defines certain fundamental principles, policies and procedures that govern the directors, officers, employees, advisors and contractors.  The Company is committed to conducting its business in accordance with applicable laws, rules and regulations and to the highest standard of business ethics.  A copy of the Code is provided to all individuals associated with the Company including outside contractors.

The Code establishes a level of awareness and expectations in certain areas of behaviour such as conflicts of interest, gifts and entertainment, competitive practices, disclosure policies, legal compliance, financial reporting, records, company assets, workplace environment and health and safety.  A whistle blower system for reporting violations to the Code has been established and is routinely revisited during regular employee meeting and orientations.

A copy of the Code is available on the Company's website at www.canalaska.com and on SEDAR at www.sedar.com or by contacting the Company directly, see "Additional Information".

Nomination of Directors

The Corporate Governance Committee acts informally as the nominations committee.  There currently is not a formal procedure with respect to the nomination of directors.  The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members.

Board Committees

The Committees of the Board include:

•

Corporate Governance Committee

•

Audit Committee

•

Compensation Committee.

COMPENSATION COMMITTEE

The Company's Compensation Committee is comprised of three independent directors: Jean Luc Roy, Hubert Marleau and Amb. Thomas Graham Jr.  During fiscal 2010, none of these directors were officers or employees of the Company.

The Compensation Committee has adopted a formal written charter to provide its members with minimum guidelines to assist the committee with fulfilling its responsibilities.  The main duties of the Committee include:

•

review the compensation and benefits of the directors and executive officers;

•

review and recommend the compensation of the CEO, and other senior management;

•

review and recommend, subject to Board approval, stock option allocations to employees and management;

•

review and authorise public disclosure of executive compensation;

•

approve any special compensation arrangements;

•

review compensation practices annually or as required; and

•

review the charter on an annual basis.

AUDIT COMMITTEE

Pursuant to the provisions of section 224 of the Business Corporations Act (British Columbia), the Company is required to have an Audit Committee comprised of at least three directors, the majority of whom must not be officers or employees of the Company.  The Company must also, pursuant to the provisions of NI 52-110, have a written charter which sets out the duties and responsibilities of its audit committee.

Audit Committee Charter

The Company's Audit Committee Charter is attached to this Information Circular as APPENDIX II.  The Audit Committee Charter is also available on the Company's website at www.canalaska.com, on SEDAR at www.sedar.com, and on EDGAR at www.edgar.com .  A copy of the Audit Committee Charter may also be obtained by contacting the Company, see "Additional Information".

Composition of the Audit Committee

The Audit Committee is composed of three independent, financially literate directors, Mr. Jean Luc Roy, Amb. Thomas Graham Jr. and Mr. Hubert Marleau.  Mr. Roy is the Chairman of the Audit Committee and is the financial expert.  All of these Audit Committee members understand accounting principles, have experience in evaluating financial statements and understand internal controls and procedures for financial reporting.

Relevant Education and Experience

Mr. Roy has over 20 years experience in the mining industry.  The majority of his experience has been in Africa for companies such as International Gold Resources, Ashanti Goldfields Inc., Semafo, and First Quantum Minerals.  Mr. Roy has managed projects from exploration through to production in three different countries.  As managing director for First Quantum Minerals, Mr. Roy played a crucial role in securing extensive land positions and by successfully placing a mining operation into production in the Democratic Republic of Congo during a period of major unrest in the country. Mr. Roy is the former President and CEO of El Nino Ventures Inc.  Mr. Roy is presently a resident of Burkina Faso where is he COO of Ampella Mining Ltd an Australian listed company focused on gold exploration in West Africa with their flagship property Batie West.

Mr. Marleau is the founder and Chairman of Palos Capital Corporation since 1998. He has over 40 years of experience in the business and financial community.  Mr. Marleau has structured many mergers and acquisitions as well as designed and created numerous financial transactions in Canada.  He sits on the board of directors of several public companies.

Ambassador Thomas Graham Jr. is a former senior-level diplomat and a world-renowned authority on nuclear non-proliferation.  He serves as executive chairman of the board of directors for Lightbridge Corporation and board chairman of Mexco Energy Corporation.  In 2010, Ambassador Graham was appointed to the United Emirates' International Advisory Board.  He has lectured at the University of Washington, Stanford, Georgetown, and the University of Virginia Law School, among others, on topics related to disarmament and nuclear security.  He has authored numerous articles and books in the non-proliferation field.  He earned his J.D. from Harvard Law School and his bachelor's degree from Princeton.

Audit Committee Oversight

At no time during the most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Provisions or Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110 (Exemptions).

Pre-Approval Policies and Procedures

The Audit Committee has not adopted any specific policies or procedures for the engagement of non-audit services beyond a review and approval process for such services.

External Auditor Service Fees

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ended	Audit Fees	Audit-Related Fees(1)	Tax Fees(2)	All Other Fees
2010	$40,000.00	$15,600.00	$13,500.00	nil
2009	$40,000.00	$ 9,500.00	$ 8,000.00	nil

Notes:

(1)

These additional services relate to review of the Company's SEC Form 20F and the audit of the financial statements of the

Company's subsidiaries for the year ended December 31, 2009.

(2)

Services rendered for tax compliance, tax advice or tax planning.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Information Circular, no informed person of the Company, proposed nominee for election as a director, or any associate or affiliate of the foregoing, had any material interest, direct or indirect, in any transaction or proposed transaction since the commencement of the Company's most recent financial year which has materially affected or would materially affect the Company or any of its subsidiaries.

APPOINTMENT OF AUDITOR

Deloitte & Touche LLP, Chartered Accountants, will be nominated at the Meeting for appointment as auditors of the Company at remuneration to be fixed by the Board.  Deloitte & Touche LLP replaced the Company's former auditors, James Stafford, Inc. Chartered Accountants, who resigned February 3, 2010.  The recommendation to appoint Deloitte & Touche LLP to fill the vacancy in the position of auditors was approved by the Audit Committee and the Board of the Company.

The Company's determination to change auditors was not the result of any "Reportable Event" as such term is defined in National Instrument 51-102 ("NI 51-102").  The auditor's reports of James Stafford, Inc. on the financial statements of the Company do not contain any reservations, and there have been no reportable events.

Enclosed with this Information Circular is a copy of the reporting package (as defined in NI 51-102) that has been filed with the requisite securities regulatory authorities.  The reporting package is attached hereto as APPENDIX III and forms part of this Information Circular.  The reporting package consists of (i) Notice of Change of Auditor; (ii) Letter from James Stafford Inc.; and (iii) Letter from Deloitte & Touche LLP.

MANAGEMENT CONTRACTS

Except as otherwise disclosed in this Information Circular, management functions of the Company are generally performed by the directors and executive officers of the Company and not, to any substantial degree, by any other person to whom the Company has contracted.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.

Financial Statements and Auditor's Report

The Board has approved the audited financial statements for the fiscal year ended April 30, 2010, together with the auditor's report thereon, copies of which have been sent to those shareholders who had requested receipt of same.  Copies of these materials are available on SEDAR at www.sedar.com, EDGAR at www.edgar.com and the Company's web site www.canalaska.com

2.

Appointment of Auditors

Shareholders will be asked to vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company to hold office until the next annual general meeting of the Company's shareholders.

3.

Set Number of Directors

Management of the Company intends to propose a resolution to set the number of directors at six.

4.

Election of Directors

See "Election of Directors" for details of management's nominees for election as directors of the Company for the ensuing year.

5.

Approval of Consolidation of Shares

The Board believes that, having regard to the large number of common shares of the Company outstanding, it is in the best interests of the Company and the shareholders to consolidate all of the issued and outstanding common shares on the basis of one new share for every ten existing shares, or such lower consolidation ratio as the directors may determine (the "Proposed Consolidation") in order to facilitate any future financings. As of the Record Date, there are 171,916,213 common shares issued and outstanding and approximately 17,191,621 common shares will be issued and outstanding if and when the Proposed Consolidation is effected.  The Proposed Consolidation is subject to TSX Venture and shareholder approval.

The Board proposes that the shareholders consider and approve a special resolution to authorize the Board to give effect to the Proposed Consolidation. If, as a result of the Proposed Consolidation, a shareholder would otherwise be entitled to a fraction of a common share in respect of the total aggregate number of pre-consolidation common shares held by such shareholder, no such fractional common share will be awarded and the aggregate number of common shares that such shareholder is entitled to will be rounded down to the next closest whole number of common shares if the fraction is less than half of a share, as provided by section 83 of the Business Corporations Act (British Columbia) (the "Act"). If the fraction is at least half of a share, it may be changed to one whole common share as provided for by section 83 of the Act. Except for any change resulting from the rounding described above, the change in the number of common shares outstanding that would result from the Proposed Consolidation will cause no change in the stated capital attributable to the common shares. The Proposed Consolidation will not materially affect the percentage of ownership in the Company by the shareholders even though such ownership will be represented by a smaller number of common shares. The Proposed Consolidation will merely proportionately reduce the number of common shares held by the shareholders. The number of common shares issuable upon the exercise of any outstanding convertible securities of the Company (i.e. stock options or warrants) and the exercise price therefor, will also be adjusted proportionately to reflect the Proposed Consolidation.

Assuming approval and implementation of the Proposed Consolidation, a letter of transmittal will be sent by mail to shareholders instructing them to surrender the certificates evidencing their common shares for replacement certificates representing the number of post-consolidation common shares to which they are entitled as a result of the Proposed Consolidation. Shareholders will not have to pay a transfer or other fee in connection with the exchange of certificates. Shareholders should not submit certificates for exchange until requested to do so. Until surrendered, each certificate formerly representing common shares will be deemed for all purposes to represent the number of common shares to which the holder thereof is entitled as a result of the Proposed Consolidation.

Accordingly, shareholders of the Company will be asked at the Meeting to pass a special resolution in the following terms:

"RESOLVED as a special resolution that:

1.

subject to acceptance of the TSX Venture Exchange, the issued and outstanding common shares of the Company be consolidated on the basis of ten old common shares for one new common share or such lower consolidation ratio as the directors may determine;

2.

any one director or officer of the Company is authorized to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to this special resolution; and

3.

notwithstanding the approval of the proposal to consolidate the issued and outstanding common shares of the Company, the directors of the Company be authorized without further approval of the shareholders to revoke the special resolution consolidating the issued and outstanding common shares before it is acted upon if the directors determine it would be in the best interests of the Company to do so.

A special resolution requires the approval of at least two-thirds of the votes cast at the Meeting. It is the intention of the persons named in the accompanying Proxy, if not expressly directed to the contrary in such Proxy, to vote such proxies FOR the special resolution authorizing the Proposed Consolidation.

The Board of Directors unanimously recommends that shareholders vote in favour of the resolution approving the consolidation.

6.

Repricing of Stock Options

Due to present market conditions, and in order to bring the exercise price of the outstanding stock options of the Company in line with the current market price of the Company's shares, the Board has approved, subject to acceptance by the TSX Venture, the reduction in the exercise price of all outstanding stock options (the "Options") previously granted to directors, officers, employees and consultants of the Company, some of whom are insiders of the Company.  As of the date hereof 20,772,500 options are outstanding under the Existing Plan.  The policies of the TSX Venture require the reduction in the price of options held by insiders to be approved by a majority of votes cast at a meeting of shareholders, other than votes attaching to shares beneficially owned by insiders and their associates.  None of the holders of the Options are insiders of the Company other than the persons listed in the table below (the "Insiders"), which persons hold the number of Options set forth opposite their respective names:

Name of Insider	Date of Grant of Options	Number of Unexercised Options	Exercise Price of Options	Date of Expiry of Options
Peter Dasler President and CEO	Oct 14/05 Nov 16/06 Mar 30/07 Jun 28/07 Dec 21/07 Jan 26/09 May 1/09 Dec 4/09	470,000 440,000 100,000 100,000 605,000 810,000 350,000 900,000	0.45 0.50 0.74 0.62 0.40 0.12 0.19 0.17	Oct 14/10 Nov 16/11 Mar 30/12 Jun 28/12 Dec 20/12 Jan 25/12 Apr 30/14 Dec 3/14
Emil Fung Vice President Corporate Development	Oct 14/05 Feb 14/06 Nov 16/06 Mar 30/07 Jun 28/07 Dec 21/07 Jan 26/09 May 1/09 May 1/09	175,000 200,000 440,000 100,000 200,000 1,500,000 810,000 350,000 150,000	0.45 0.42 0.50 0.74 0.62 0.40 0.12 0.19 0.19	Oct 14/10 Feb 14/11 Nov 16/11 Mar 30/12 Jun 28/12 Dec 20/12 Jan 25/14 Apr 30/14 Apr 30/14
Karl Schimann Vice President Exploration	Oct 14/05 Nov 16/06 Mar 30/07 Jun 28/07 Dec 21/07 Jan 26/09 May 1/09	800,000 440,000 100,000 100,000 1,195,000 810,000 350,000	0.45 0.50 0.74 0.62 0.40 0.12 0.19	Oct 14/10 Nov 16/11 Mar 30/12 Jun 28/12 Dec 20/12 Jan 25/14 Apr 30/14
Hubert Marleau Director	Oct 14/05 Nov 16/06 Jun 28/07 Dec 1/07 Jan 26/09 May 1/09	12,500 37,500 10,000 440,000 150,000 75,000	0.45 0.50 0.62 0.40 0.12 0.19	Oct 14/10 Nov 16/11 Jun 28/12 Dec 20/12 Jan 25/14 Apr 30/14
Amb. Thomas Graham Jr. Director	Mar 30/07 Jan 26/09 May 1/09	500,000 150,000 75,000	0.74 0.12 0.19	Mar 30/12 Jan 25/14 Apr 30/14
Jean Luc Roy Director	Oct 31/07 Dec 21/07 Jan 26/09 May 1/09	100,000 400,000 150,000 75,000	0.45 0.40 0.12 0.19	Oct 31/12 Dec 20/12 Jan 25/14 Apr 30/14
Victor Fern Director	Mar 25/08 Jan 26/09 May 1/09	500,000 150,000 75,000	0.40 0.12 0.19	Mar 24/13 Jan 25/14 Apr 30/14

The exercise price of all the Options, including the Options held by Insiders, will be reduced to $0.85, being the close of market price of the common shares of the Company on August 16, 2010, the date of this Information Circular.  Pursuant to the policies of the TSX Venture, the exercise price of any Options which were granted within six months of the date of acceptance of the re-pricing of the Options by the TSX Venture will not be reduced.  The policies of the TSX Venture require that at least six months have elapsed since the date of grant of an option before it may be re-priced.

Shareholders of the Company, with the Insiders and their associates abstaining from voting, will be requested at the Meeting to pass an ordinary resolution in the following terms:

"RESOLVED, as an ordinary resolution of the disinterested shareholders, that:

1.

subject to acceptance of the TSX Venture Exchange, the existing exercise price of all the outstanding unexercised stock options of the Company currently issued to insiders and others be reduced to $0.085 the closing market price of the Company's common shares on August 16, 2010; and

2.

any one director or officer of the Company is authorized and directed to do all such acts and things and to execute and deliver under the corporate seal or otherwise all such deeds, documents, instruments and assurances as may be necessary or desirable to give effect to the foregoing resolution and to complete all transactions in connection with the re-pricing of the stock options.

The re-pricing of the Options will not be effective unless and until it has been approved by the disinterested shareholders of the Company at the Meeting and accepted for filing by the TSX Venture.

7.

Approval of New Share Option Plan

The shareholders of the Company will be asked at the Meeting to approve the proposed new Share Option Plan (the "New Plan"). The New Plan increases the maximum aggregate number of common shares of the Company which may be reserved for issuance under the New Plan to 34,000,000 common shares, which represents approximately 20% of the current issued and outstanding common shares of the Company.  Implementation of the New Plan is subject to approval by the TSX Venture and the shareholders of the Company.

As set forth under the heading "Existing Stock Option Plan", the Company has in place the Existing Plan, the principal purpose of which was to give directors, officers, employees and consultants the opportunity to participate in the profitability and growth of the Company by granting to such individuals options, exercisable over periods of up to ten years as determined by the Board, to buy shares of the Company at a price not less than the closing market price of the Company's shares on the day preceding the date of granting of the option. The Existing Plan provides for the reservation of a maximum of 27,500,000 common shares of the Company for the issuance of stock options. As of the date hereof, a total of 20,772,500 options are outstanding under the Existing Plan.

The Board of Directors of the Company concluded that it would be in the Company's best interests to adopt the New Plan and approved the New Plan on July 15, 2010. The New Plan was conditionally approved by the TSX Venture on July 21, 2010, and the Company is seeking shareholder approval of the New Plan at the Meeting.  The New Plan requires approval by ordinary resolution of the shareholders of the Company before it may be implemented by the Company.

The New Plan, if approved, will replace the Existing Plan and, except to the extent that the rights and entitlements of an optionee would be impaired, options previously governed by the Existing Plan will be governed by the New Plan.  The principal changes from the Existing Plan to the New Plan are that the New Plan:

(a)

accommodates the rules and policies (the "Exchange Policies") of both the TSX Venture and The Toronto Stock Exchange ("TSX"), depending upon which stock exchange the shares of the Company are listed for trading at the relevant time;

(b)

provides that the maximum aggregate number of common shares reserved for issuance under the New Plan and all other share compensation arrangements of the Company is 34,000,000 common shares, representing approximately 20% of the Company's current issued and outstanding shares;

(c)

provides that if an option expires:

(i)

during a period (a "Blackout Period") in which the Company has imposed restrictions on trades in its securities by its directors, officers or employees, the expiry date will be a date which is 10 business days after expiry of the Blackout Period; or

(ii)

immediately following a Blackout Period, the expiry date will be a date which is 10 business days after expiry of the Blackout Period less the number of business days between the date of expiry of the option and the date on which the Blackout Period ends;

The expiry dates for Blackout Periods are subject to the discretion of the board of directors;

(d)

provides for accelerated vesting of options on a sale of all or substantially all of the assets of the Company, or a change of control of the Company;

(e)

provides that, to the extent the grant or exercise of an option gives rise to any tax or other statutory withholding obligations, prior to the delivery of an option or any common shares being acquired upon the exercise of an option, as the case may be, the Company may require an optionee to remit to the Company a cash payment, or may withhold from any remuneration or consideration payable to an optionee, an amount sufficient to pay any tax or other statutory withholding obligations associated with the grant or exercise of an option;

(f)

provides that the directors may amend the New Plan or any option without shareholder approval, subject to any necessary approvals required by securities regulators or the Exchange Policies, amend, suspend, terminate or discontinue the New Plan or the terms of any option granted under the New Plan, or revoke or alter any action taken in connection therewith, except that no general amendment or suspension of the New Plan will, without the written consent of all optionees, impair the rights and entitlements of any optionee pursuant to a then-outstanding option unless such amendment is the result of a change in the Exchange Policies, and without limiting the generality of the foregoing, may:

(i)

amend the time or times that the shares subject to each option will become purchasable by an optionee, including accelerating the vesting terms, if any, applicable to an option;

(ii)

amend the process by which an optionee who wishes to exercise his or her option can do so, including the required form of payment for the shares being purchased, the form of exercise notice and the place where such payments and notices must be delivered;

(iii)

reduce the exercise price or extending the term of an option, other than an option held by an insider of the Company;

(iv)

amend the terms of the plan relating to the effect of termination, cessation or death of an optionee on the right to exercise options (including options held by an insider of the Company);

(v)

make any amendments of a typographical, grammatical or clerical nature; and

(vi)

make any amendments necessary to bring the plan into compliance with applicable securities and corporate laws and the Exchange Policies;

(g)

provides that an option commitment, in a prescribed form, be completed and delivered to each optionee detailing the terms of options granted under the New Plan including vesting terms, if any;

(h)

provides, in compliance with certain TSX Venture policies:

(i)

a condition that no more than 5% of the issued shares of the Company may be granted to any one individual in any 12 month period, unless the Company has obtained disinterested shareholder approval;

(ii)

a provision that the Company must obtain disinterested Shareholder approval of options if the Plan, together with all of the Company's previously established and outstanding stock option plans or grants, could result at any time in:

A.

the number of shares reserved for issuance under options granted to Insiders exceeding 10% of the Company's shares; or

B.

the grant to Insiders, within a 12 month period, of a number of options exceeding 10% of the issued shares;

(iii)

a provision requiring vesting terms on options granted to Consultants conducting Investor Relations Activities; and

(iv)

a provision allowing for the issuance of shares on the exercise of options without the TSX Venture hold period on the shares where the exercise price of the options is greater than or equal to the current market price of the Company's shares.

The full text of the New Plan will be available at the Meeting.  You may also request a copy of the proposed New Plan by contacting the Company, see "Additional Information" below.

Accordingly, the shareholders of the Company will be requested at the Meeting to pass an ordinary resolution in the following terms:

"RESOLVED that:

1.

the Company's new Share Option Plan dated August 16, 2010, be and is hereby adopted and approved including reserving a maximum of 34,000,000 common shares for issuance under the new Share Option Plan; and

2.

any one director or officer of the Company is authorized and directed to do all such acts and things and to execute and deliver under the corporate seal or otherwise all such deeds, documents, instruments and assurances as may be necessary or desirable to give effect to the foregoing resolutions and to complete all transactions in connection with adopting the new Share Option Plan."

The Board of Directors unanimously recommends that shareholders vote in favour of the resolution approving the New Plan.

7.

Ratification of Acts of Directors

Management of the Company intends to propose a resolution to ratify, confirm and approve all actions, deeds and conduct of the directors on behalf of the Company since the date of the Company's last annual meeting.

8.

Transact any other business which may come before the meeting

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular.  However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information relating to the Company and its operations is available on the Company's website at www.canalaska.com, or on SEDAR at www.sedar.com and EDGAR at www.edgar.com .  Financial information concerning the Company is provided in its comparative consolidated financial statements and management's discussion and analysis for the Company's most recently completed financial year, copies of which are available on SEDAR, EDGAR, and on the Company's website, or by contacting the Company at its offices located at 1020 - 625 Howe Street, Vancouver, British Columbia V6C 2T6, Canada, or by telephone at 1-604-688-3211.

BOARD APPROVAL

The contents of this Information Circular have been approved and its mailing has been authorized by the Board of Directors of the Company.

Dated this 16th day of August, 2010.

ON BEHALF OF THE BOARD OF DIRECTORS

"Peter Dasler"

Peter Dasler

President & CEO

APPENDIX I - Corporate Governance Policy

January - 2010                                                                                                                                                                                                                                                                                                             APPENDIX I

CANALASKA URANIUM LTD.

CORPORATE GOVERNANCE POLICY

CORPORATE GOVERNANCE OBJECTIVES

The objective of this corporate governance policy is to set out an effective, transparent system of guidelines establishing the accountability for the supervising and managing of the affairs of CanAlaska Uranium Ltd. (the "Company").  These guidelines have been implemented to insure that adequate information is made available so that management decisions can be independently monitored and reviewed.

It is management's belief that through the implementation of these practices, the overall stewardship of the Company will be affected in a positive way, by strengthening the effectiveness of its Board of Directors and by empowering the independent action of its special committees.

Within the framework of ongoing development and implementation of these policy's and procedures, the Company will realize a more comprehensive system of communicating and reporting which in turn will insure a high level of confidence from all of its shareholders and business partners.

CORPORATE GOVERNANCE PRACTICES

Corporate Governance Committee

A Corporate Governance Committee (CGC) has been established for the Company.  The Committee is to consist of the lead director and two independent directors.  The Chairperson will be the lead director.  The term for the members of the CGC will be for one year at which time they may be re-nominated.

The duties of the committee are to oversee all key issues relating to the Company's corporate governance including:

  Identify suitable corporate governance policies

  Regulate board organization and other committee structures

  Assess potential candidates for nomination to the Board

  Review the performance of the Board

  Oversee selection and appointment of the CEO

  Develop suitable policies for management succession

  Specify Board composition and qualifications

Code of Ethics

The CGC shall have the responsibility to develop and maintain a Code of Ethics for the Company to be used as principle guidelines of conduct for all of its directors, officers, contractors, consultants, advisors and employees.  The code will be included in the orientation of all new employees, directors, officers, contractors, consultants, advisors and committee members.

These guidelines shall include accountability to adherence to the code and a system for the reporting of unethical conduct.  This Code of Ethics will be reviewed and amended by the CGC at a minimum of an annual basis.

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January - 2010                                                                                                                                                                                                                                                                                                             APPENDIX I

Board Mandate

The CGC will have the responsibility to see that the board adopts a written mandate which outlines and acknowledges the responsibility of the members.  This mandate will include, among other things, establishing a culture of integrity throughout the organization, strategic planning, succession planning, the handling of any conflicts of interest and disclosure policies.  This mandate must include a process where any breach of the directives of this mandate can effectively be reported and dealt with.

Board Composition

The Board is currently comprised of 6 members.  This is considered to be the optimal size at this time.  The Board will reconsider its actual size from time to time.

The Board believes that the majority of its members should be independent.  On an annual basis the Board will determine which of its directors is independent based on the rules of applicable securities regulators and will publish its determination in the management proxy circular for the Company's annual meeting of shareholders.

Director Expectations

The CGC shall be responsible to develop a comprehensive list of expectations of its directors.  The CGC members have the responsibility to insure that the existing directors have an orientation including an overview of the roll of the board of directors.  Any new incoming directors shall be made familiar with these expectations and understand that they must be willing to comply with the duties and responsibilities of the directorship.  The directors will receive a copy, read, and be familiar with the Company's Code of Ethics and Disclosure Policy  The CGC will review these guidelines at least on an annual basis for any changing requirements of its board.

Advisory Board Guidelines

The CGC has developed set of guidelines for the members of its advisory board.  Each of the Company's advisors will receive a copy of the guidelines along with a copy of the Code of Ethics and Disclosure Policy.   The guidelines will be reviewed and amended as required on an annual basis.

Nomination Committee

The CGC will also act as the Company's Nominating Committee and as such will have the responsibility of identifying individuals qualified to become members of the board, or to sit on any of its committees.  The CGC will recommend changes in the composition of the board or any of its committees when deficiencies have been identified, and will carry out a complete assessment of the performance of the board on an annual basis.

Compensation Committee

The Company's compensation committee is comprised of three independent members of the audit committee.  This committee must review the compensation of senior management on an annual basis and assist in the administration of the Company's employee stock option plan.

The Compensation Committee is responsible for ensuring that the remuneration and incentive packages of Executive Management are fair and suitable to attract, motivate and retain personnel of the right calibre to meet the organizations needs.  The Compensation Committee should establish a framework for all remuneration packages within the Company.

Compensation policies established by the committee should be in line with the Company's overall strategic goals and objectives and should be linked to the achievement of these goals.  The policies should be constructed to avoid creating conflict of interest situations thereby ensuring that the executive management and other employees are encouraged to always act in the best interest of the Company.

2

January - 2010                                                                                                                                                                                                                                                                                                             APPENDIX I

The committee should consider the issues of compensation differentials within the organization to ensure that there is parity between the compensation of executives and the value of their contribution to the organization.  There should be particular consideration given to CEO remuneration levels to ensure that performance and reward are linked in accordance with usual practice within that industry, relative values at other similar organizations and previous awards given in prior years.

Audit Committee

The CGC has the responsible to see that the Company is in compliance with the requirement to appoint the audit committee after each annual shareholders meeting.  The audit committee is to be comprised of 3 independent directors.

The audit committee is among other things charged with the responsibility of establishing auditor independence, to access the effectiveness of internal control system and for reviewing and approving the annual financial statements of the Company before they are forwarded for full board approval and then distributed to the public.  The audit committee also reviews and approves the interim financial statements before they are distributed to the public.

The CGC will review and approve the Audit Committee Charter on an annual basis.

Public Disclosure of Corporate Governance

The Company will disclose on its website the current version of these guidelines, the Code of Ethics, Audit Committee Charter, Disclosure Policy and any other policies that are developed in the future.

Approved by the Board of Directors of CanAlaska Uranium Ltd. - June 23, 2008 as amended January 23, 2009..

3

APPENDIX II - Audit Committee Charter

January 2010                                                                                                                                                                                                                                                                                                              APPENDIX II

CANALASKA URANIUM LTD.

AUDIT COMMITTEE CHARTER

The audit committee is elected annually by the board of directors to assist the board in fulfilling its oversight responsibilities.  The committee is primarily responsible for the accuracy and integrity of the financial statements and other financial reports provided by the Canalaska Uranium Ltd., (the "Company") to any regulatory authority or to the public.  Secondly, the committee is required to review the system of internal controls for finance, accounting, and legal compliance.  Performance of other duties as may be required from time to time by the board of directors or as required by the amendment of this charter.

COMPOSITION OF AUDIT COMMITTEE

The audit committee is composed of three independent directors.  A quorum shall be a majority of members.  The chair of the audit committee will be elected by the committee among their number.

RELEVANT EDUCATION AND EXPERIENCE

All of the members of the audit committee shall be financially literate.  Financially literate is the ability to read and understand a set of financial statements that present a level of complexity of the issues that can presumably be expected to be raised by the Company's financial statements.  Members will have relevant education or experience to sufficiently execute their duties and responsibilities.

The audit committee is required to name the financial expert who should have a strong financial ability to understand and assess accounting principles relating to estimates, accruals and reserves and financial statements, an understanding of internal controls and the financial reporting process, and experience in the preparation and auditing or evaluating issuers of a similar level of accounting complexity.

ROLE OF THE AUDIT COMMITTEE

The primary purpose of the audit committee is to:

  Oversee the selecting and appointment of an auditor

  Oversee the conducting of the audit

  Review and appraise the performance of the auditors, and recommend replacement if warranted

  Set the remuneration to be paid to the auditors for the audit and any other services

  Identify and manage principle risks that could impact the financial reporting process

  Monitor the integrity of the financial reporting process and system of internal controls regarding the reporting process and ensure implementation of such controls and procedures

  Oversee the Company's compliance with legal and regulatory reporting

  Where appropriate, engage independent counsel and or other advisors as may be necessary to carry out its duties

  Review and update this Audit Committee Charter on an annual basis or as required

RELATIONSHIP WITH AUDITORS

The audit committee members shall:

  Review and discuss any disclosed relationships or services that may impact the objectivity and independence of the auditors

  Consult with auditors independent of management

  Review any significant judgements made by management in the preparation of the financial statements

  Review and significant disagreements or difficulties during the audit

  Review and approve any non-audit services to be provided to the Company

1

INTERNAL CONTROL OVERSIGHT

The internal control function is an effective system that is necessary to ensure the accuracy and integrity of its activities.  The Audit Committee must provide oversight activities of the internal control procedures and systems to ensure that they are effective in controlling the financial, monetary, operational, technical and administrative processes undertaken by the Company which may include:

  business functions

  accounting processes

  cash transactions

  information technology systems

  information management

  document and records handling

  personnel

  assets and liabilities

  disclosure and reporting

  authorization and management systems

  administration systems

MEETINGS OF THE AUDIT COMMITTEE

The committee will meet at least four times per year and to discuss specific issues when necessary.  These meetings will be either of in person or via teleconferencing.  A quorum will be a minimum of two members, or the committee may delegate some of its duties to one or more members.

The minutes of the meetings should be recorded and approved as a true record of the decisions taken.  A secretary should be appointed to set up the meetings, prepare the agendas, take minutes and prepare any necessary information for the members.

The committee is authorized to invite management or other specialists to meetings in order to provide expert opinion or information in respect of issues being discussed.

PUBLIC DISCLOSURE OF FINANCIAL INFORMATION

The audit committee must review and approve the Company's interim financials statements before the information is disclosed to the public and the annual financial statements before they are given to the Board for full Board approval, prior to the information being disclosed to the public.

SAFE HARBOUR

The audit committee has established a procedure for the confidential, anonymous submission by employees of the Company of any concerns regarding questionable accounting or auditing issues.  Any concerns can be reported to Whistle Blower Security Inc., by email to canalaska@whistleblowersecurity.com or by calling 1-866-921-6714.

AUTHORITIES

In order to undertake its activities, the committee is authorized to study and investigate any activity within the organization or its subsidiaries, and shall require all employees to co-operate fully with such investigations.  The committee is also authorized to appoint any additional experts that it considers necessary in the completion of its duties.

Approved by the Board of Directors of CanAlaska Uranium Ltd. - June 23, 2008 as amended January 23, 2009.

2

APPENDIX III - Reporting Package

REPORTING PACKAGE APPENDIX III

DATED FEBRUARY 3, 2010

NOTICE OF CHANGE OF AUDITOR
OF
CANALASKA URANIUM LTD.

1. Notice is hereby given that on February 3, 2010, the Board of Directors of CanAlaska Uranium Ltd. ("CanAlaska") received the resignation of James Stafford, Inc., Chartered Accountants (the" Former Auditor"), as auditor of the CanAlaska.

2. The Former Auditor resigned at the request of the CanAlaska and was removed during the term of appointment.

3. The Board of Directors of CanAlaska and its Audit Committee, have considered and approved the decision: to accept the resignation dated February 3, 2010, of James Stafford, Inc., Chartered Accountants, as auditor of CanAlaska; to engage Deloitte & Touche LLP, Chartered Accountants, as auditor of CanAlaska; and to propose Deloitte & Touche LLP, Chartered Accountants as the auditor of CanAlaska at the next Meeting of Shareholders.

4. There were no reservations in the Former Auditor's reports on CanAlaska's financial statements for the two most recently completed fiscal years, or any period subsequent to the most recently completed period for which an audit report was issued and preceding the date of this notice.

5. In the opinion of CanAlaska, prior to the resignation, and as at the date hereof, there were no reportable events, including disagreements, consultations, or unresolved matters as defined in National Instrument 51-102, Continuous Disclosure Obligations, between the Former Auditor and CanAlaska.

6. The contents of this notice and the attached letters from James Stafford, Inc, Chartered Accountants, and Deloitte & Touche LLP, Chartered Accountants, have been reviewed and approved by the Board of Directors.

Dated at Vancouver, British Columbia this 3rd day of February, 2010.

CANALASKA URANIUM LTD.
Per:

Peter Dasler
President, CEO & Director

JAMES STAFFORD

APPENDIX III

James Stafford
Chartered Accountants
Suite 350 – 1111 Melville Street
Vancouver, British Columbia
Canada V6E 3V6
Telephone +1 604 669 0711
Facsimile +1 604 669 0754
* Incorporated professional, James Stafford, Inc.

JBS/kk

PRIVATE AND CONFIDENTIAL

British Columbia Securities Commission
P.O. Box 10142 Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Alberta Securities Commission
4th Floor, 300 – 5th Avenue S.W.
Calgary, Alberta T2P 3C4

Ontario Securities Commission
Suite 1903, Box 5520 Queen Street West
Toronto, Ontario M5H 3S8

Toronto Stock Exchange
P.O. Box 450
3rd Floor, 130 King Street W.
Toronto, ON M5X 1J2

3 February 2010

Dear Sirs/Mesdames:

We have read the statements made by CanAlaska Uranium Ltd. in the attached copy of the Notice of Change of Auditor dated 3 February 2010 which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We agree with the statements in the Notice of Change of Auditor dated 3 February 2010.

Yours truly,

"James Stafford"
Chartered Accountants

Vancouver, 3 February 2010

Deloitte

APPENDIX III

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca

February 3, 2010

British Columbia Securities Commission

Dear Sirs:

Subject: CanAlaska Uranium Ltd. (the Company) – Change of Auditor

We confirm that we have reviewed the Change of Auditor Notice dated February 3, 2010 prepared by the Company and forwarded to us in accordance with National Instrument 51-102. Based upon the information known to us at this time, we agree with the information contained therein, except that we have no basis to agree or disagree with the statement that there have been no reportable events during the period that James Stafford, Inc. has been the auditor of the Company.

We understand that the Change of Auditor Notice, along with this letter and a similar letter from James Stafford, Inc. will be provided to the Company's registered shareholders with the meeting materials relating to the Company's next general meeting of shareholders.

Yours truly,

Deloitte & Touche LLP

Chartered Accountants

c: CanAlaska Uranium Ltd.
James Stafford, Inc.

Membre de / Member of Deloitte Touche Tohmatsu